

May 19, 2015

<u>Via E-mail</u>
Mr. A. Stephen Meadows
Chief Accounting Officer
Rock-Tenn Company
504 Thrasher Street
Norcross, Georgia 30071

**Re: Rock-Tenn Company
        Form 10-K for the Fiscal Year ended September 30, 2014
        Filed November 24, 2014
        File No. 001-12613**

Dear Mr. Meadows:

    We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Karl Hiller

                    Karl Hiller
                    Branch Chief